Exhibit (a)(1)(F)

SILGAN HOLDINGS INC.

SUPPLEMENT NO. 2 DATED JANUARY 18, 2013

TO OFFER TO PURCHASE FOR CASH

SHARES OF ITS COMMON STOCK FOR AN AGGREGATE PURCHASE PRICE OF UP TO

$250 MILLION, UP TO A MAXIMUM OF 6,134,969 SHARES

AT A PER SHARE PURCHASE PRICE NOT LESS THAN $40.75 PER SHARE

NOR GREATER THAN $45.25 PER SHARE IN A MODIFIED DUTCH AUCTION

THE OFFER, PRORATION PERIOD AND YOUR RIGHT TO WITHDRAW YOUR SHARES

WILL EXPIRE AT 5:00 P.M., NEW YORK TIME, ON FEBRUARY 5, 2013, UNLESS

THE OFFER IS EXTENDED. WE MAY EXTEND THE OFFER PERIOD AT ANY TIME.

On November 19, 2012, Silgan Holdings Inc., a Delaware corporation (“we,” “us” or the “Company”), distributed documentation relating to the Company’s offer to purchase for cash shares of its common stock, par value $0.01 per share (the “shares”), for an aggregate purchase price of up to $250 million, at a price not less than $40.75 per share nor greater than $45.25 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2012 (the “Original Offer to Purchase”), and the related Letter of Transmittal. On December 18, 2012, the Company amended and supplemented the Original Offer to Purchase by Supplement No. 1, dated December 18, 2012 (“Supplement No. 1” and, together with the Original Offer to Purchase, the “Supplemented Offer to Purchase”). By this Supplement No. 2, dated January 18, 2013 (this “Supplement No. 2” and, together with the Supplemented Offer to Purchase, the “Offer to Purchase”), we are amending and supplementing the Supplemented Offer to Purchase. The Offer to Purchase and the Letter of Transmittal, each as may be amended or supplemented from time to time, together constitute the “Offer.” The tender offer is scheduled to expire at 5:00 p.m., New York time, on February 5, 2013.

IF YOU HAVE VALIDLY DEPOSITED AND NOT WITHDRAWN YOUR SHARES, YOU NEED NOT TAKE ANY FURTHER ACTION TO ACCEPT THE OFFER.

This Supplement No. 2 contains important information about the Offer. We urge you to read this Supplement No. 2 in conjunction with the Supplemented Offer to Purchase, including the documents incorporated by reference therein, and the related Letter of Transmittal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of the transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase. Any representation to the contrary is a criminal offense.

If you have any questions or need assistance, you should contact Georgeson Inc. (“Georgeson”), the information agent for the Offer, or Citigroup, the dealer manager for the Offer, at their respective addresses and telephone numbers set forth on the back cover of this Supplement No. 2. Further, if you require additional copies of this Supplement No. 2, Supplement No. 1, the Original Offer to Purchase or the Letter of Transmittal, you should contact Georgeson, as the information agent.

The Dealer Manager for the Offer is:

Citigroup

Supplement No. 2 dated January 18, 2013 to Offer to Purchase dated November 19, 2012, as amended and supplemented by Supplement No. 1 dated December 18, 2012

The following information amends and supplements the information contained in the Supplemented Offer to Purchase. Capitalized terms defined in the Supplemented Offer to Purchase but not defined in this Supplement No. 2 have the meanings ascribed to them in the Supplemented Offer to Purchase.

General Amendments

All references to the right of our directors and executive officers to participate in the Offer and the intentions of our co-founders and Non-Executive Co-Chairmen to participate in the Offer are hereby amended and restated to read as follows:

“Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders, and certain of our directors and executive officers may tender shares in the Offer. Mr. Silver, our co-founder and the Non-Executive Co-Chairman of our board of directors, has informed us that he currently does not intend to tender any shares of our common stock owned beneficially or of record by him in the Offer. Mr. Horrigan, our co-founder and the Non-Executive Co-Chairman of our board of directors, has informed us that he currently intends to tender in the Offer such number of shares of our common stock owned beneficially or of record by him, up to a maximum of 800,000 shares, with a goal that, assuming full subscription in the Offer such that we purchase shares for an aggregate purchase price of $250 million in the Offer, would result in Mr. Horrigan maintaining approximately the same percentage beneficial ownership interest in our common stock that he has immediately prior to the consummation of the Offer, subject to the effects of proration. The equity ownership of our directors, including Mr. Silver, and executive officers who do not tender their shares in the Offer will proportionally increase as a percentage of our outstanding common stock following the consummation of the Offer.”

All of the foregoing references that also appear in the other related offer documents are deemed to have been amended to the same extent as amended in the Supplemented Offer to Purchase by this Supplement No. 2.

Section 12. Effects of the Offer on the Market for Our Shares; Registration Under the Securities Exchange Act of 1934.

The first paragraph of Section 12 on page 31 of the Original Offer to Purchase is hereby further amended and restated as follows:

“Our purchase of shares in the Offer will reduce the number of our shares that might otherwise trade publicly and may reduce the number of our stockholders. As of November 16, 2012, approximately 48,975,825 shares of our common stock were held by non-affiliated stockholders. Assuming the Offer is fully subscribed, Mr. Horrigan tenders 800,000 shares in the Offer (the maximum number of shares he has informed us that he currently intends to tender) and no other affiliates tender shares of our common stock in the Offer, we will have between approximately 43,640,856 and 44,250,964 shares held by non-affiliated stockholders following the purchase of shares tendered in the Offer, based on the minimum price per share of $40.75 and the maximum price per share of $45.25, respectively. The actual number of shares outstanding will depend on the number of shares tendered and purchased in the Offer.”

Section 14. Certain United States Federal Income Tax Consequences.

The fourth through seventh paragraphs under the Subheading “Exchange of Shares Pursuant to the Tender Offer” of Section 14 beginning on page 33 of the Original Offer to Purchase are hereby further amended and restated as follows:

“Long-term capital gains are generally subject to federal income tax at reduced rates. However, certain net investment income, including capital gains with respect to our shares, above a specified threshold is subject to an additional 3.8% tax.

If a U.S. Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such U.S. Holder pursuant to the exchange will be treated as a distribution with respect to our stock. Such amount will be treated as a dividend to the extent of the portion of our current and accumulated earnings and profits allocable to such shares. Such dividend income will be taken into account by a U.S. Holder on the date payment is received by the U.S. Holder. Amounts treated as dividends with respect to our stock are generally taxable at the same reduced rates as long-term capital gains. In addition, the additional 3.8% tax on net investment income above a specified threshold would apply to such amounts.

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Except as otherwise set forth in this Supplement No. 2, the terms and conditions set forth in the Supplemented Offer to Purchase are applicable in all respects to the tender offer. The information set forth above should be read in conjunction with the Supplemented Offer to Purchase, including the documents incorporated by reference therein, and the Letter of Transmittal.

Silgan Holdings Inc.

January 18, 2013

The Depositary for the Offer is:

Computershare Shareowner Services LLC

By Overnight Courier or By Hand:	By Mail:

Computershare Shareowner Services LLC Attn: Corporate Action Department—27th Floor 480 Washington Boulevard Mail Drop—Reorg Jersey City, New Jersey 07310	Computershare Shareowner Services LLC Attn: Corporate Action Department—27th Floor P.O. Box 3301 South Hackensack, New Jersey 07606

By Facsimile Transmission:

For Eligible Institutions Only:

(201) 680-4626

For Confirmation Only Telephone:

(201) 680-4860

The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each Silgan record stockholder or the stockholder’s broker, dealer, commercial bank, trust company or nominee to the depositary at its address or facsimile number set forth above in the manner specified herein and therein.

Any questions or requests for assistance may be directed to the information agent or the dealer manager at their telephone numbers or addresses set forth below. Requests for additional copies of this Supplement No. 2, Supplement No. 1, the Original Offer to Purchase or the Letter of Transmittal may be directed to the information agent at the telephone number or address set forth below. You may also contact your broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of shares, stockholders are directed to contact the depositary.

The Information Agent for the Offer is:

Georgeson Inc.

Georgeson Inc.

199 Water Street, 26th Floor

New York, New York 10038

All Holders, Banks and Brokers: (866) 296-5716

The Dealer Manager for the Offer is:

Citigroup

Citigroup Global Markets Inc.

Special Equity Transactions Group

390 Greenwich Street, 1st Floor

New York, New York 10013

Telephone: (877) 531-8365